Ariel Distributors, LLC
(SEC I.D. No 8-48238)

Ariel Distributors, LLC

Statement of Financial Condition

As of December 31, 2025

And Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-48238

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ariel Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 East Randolph Street, Suite 2900
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carlos Calderon	312-612-2705	ccalderon@arileinvestment.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Calderon _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ariel Distributors, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Senior Vice President & Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ariel Distributors, LLC
Table of Contents



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Ariel Distributors, LLC
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ariel Distributors, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2026

We have served as the Company's auditor since 2005.

Ariel Distributors, LLC
Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	999,719
Securities owned, at fair value		4,817,318
Prepaid expenses		86,911
Other assets		11,908
Total assets	$	5,915,856
Liabilities and Member's Equity		
Liabilities		
Payable to broker-dealers	$	696,522
Due to affiliate		927,687
Total liabilities		1,624,209
Member's equity		4,291,647
Total Liabilities and Member's equity	$	5,915,856

See accompanying notes to the statement of financial condition.

(1) Organization and Nature of the Business

Ariel Distributors, LLC (the "Company") was incorporated in Illinois in 1995, for the purpose of acting as the distributor and principal underwriter of the diversified portfolios (the "Mutual Funds") that comprise Ariel Investment Trust (the "Trust"). The Trust has adopted a plan of distribution under Rule 12b-1 of the Investment Company Act of 1940 applicable to the Mutual Funds. Under the plan, 12b-1 distribution fees are paid to the Company for its services. The Company in turn pays a significant portion of the distribution fees to other broker-dealers who distribute the Mutual Funds' shares. The remaining amount is retained by the Company for its services, advertising, and other distribution expenses.

On October 1, 2025, the Company's Parent, Ariel Investments, LLC ("LLC"), contributed its ownership interest of the Company to Ariel Investments Holding Company, LLC ("Holdco"), a newly formed entity, as part of a broader corporate reorganization. Upon completion of the transaction, Holdco became the immediate Parent of the Company and LLC became a sister company under the common parent structure. LLC is a registered investment adviser with the Securities and Exchange Commission ("SEC") and serves as investment adviser and manager to the Mutual Funds. The reorganization did not result in any changes to the Company's operations, management structure, or regulatory status as a registered broker-dealer.

Because the Company operates primarily with the purpose of distributing mutual funds and does not hold customer funds or safekeep customer securities, it is not subject to the full provisions of SEC Rule 15c3-3. As a limited purpose broker-dealer, the Company operates at a loss and generates negative cash flows. The Company has historically funded its regulatory capital requirements and operating losses through contributions from its Parent. The Company has a commitment from Holdco to provide sufficient capital contributions to meet the Company's net capital and operating requirements for twelve months from the issuance of the statement of financial condition.

The Company is filing its Exemption Report in reliance on Footnote 74 of the 2013 SEC Release 34-70073 as the Company limits its business activities to the distribution of mutual funds and placement agent activities and does not carry or hold funds on behalf of customers.

The Company has entered into placement agent agreements with affiliated entities. As per the agreements, the Company solicits prospective investors for the affiliated entities' private funds.

(2) Significant Accounting Policies

Basis of Presentation: The accompanying statement of financial condition is prepared in accordance with accounting principles accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB").

(2) Significant Accounting Policies (continued)

Use of Estimates: The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amount reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates, and such differences could be material.

Cash: The Company maintains cash at a federally insured banking institution. Cash on deposit with the financial institution may, at times, exceed federal insurance limits. The Company has not experienced and does not expect any loss from such accounts.

Securities Owned, at fair value: Securities owned consist of investments in mutual funds. Mutual fund transactions, including realized gains and losses, are recorded on a trade-date basis. Mutual funds are reported at fair value using their respective net asset value ("NAV") per share.

(3) Segment Information

The Company is engaged in a single line of business as a limited purpose broker-dealer to provide distribution services to affiliated mutual funds. The Company has identified the Chief Financial Officer of Holdco as the CODM, who uses revenues and expenses to evaluate the business, predominantly in the cash forecasting process, to make resource allocation decisions at the entity level. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay dividends.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the significant accounting policies. As a result, no disaggregated segment information is presented. For further details on the Company's financial position and performance, refer to the accompanying statement of financial condition.

(4) Fair Value Measurements

Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement*, ("ASC 820") defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. In accordance with ASC 820, the Company classifies its investments within the three levels of the fair value hierarchy as described below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little, if any, market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

Securities owned, at fair value as of December 31, 2025, of $4,817,318 consists of investments in mutual funds. These securities are classified as level 1 securities in the ASC 820 hierarchy.

There were no transfers between levels during the year ended December 31, 2025.

(5) Related Party Transactions

Under an Expense Sharing agreement between the Company and LLC, LLC furnishes all personnel, space, equipment, telephones and all other goods and services needed by the Company to operate as the distributor and principal underwriter to the Trust. The Company is liable to LLC for any expense, direct or indirect, incurred by LLC, for or on behalf of the Company. The Company owed $927,687 to LLC as of December 31, 2025, and is included in due to affiliate in the statement of financial condition.

The Company's investments in various mutual funds are sponsored by LLC and have a fair value of $4,817,318 as of December 31, 2025, and are included in securities owned, at fair value in the statement of financial condition.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day. As of December 31, 2025, the Company had net capital of $3,470,230 which exceeded the minimum requirement by $3,361,949. The Company's net capital requirement was $108,281 on that date. The ratio of aggregate indebtedness to net capital was .47 to 1. The net capital rules may restrict the payment of cash dividends.

(7) Income Taxes

ASC 740, *Income Taxes* ("ASC 740"), prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the statement of financial condition. ASC 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-than-likely-than not threshold would be recorded as a tax expense in the current year. As the Company is a wholly owned subsidiary of Holdco, all income or loss generated by the Company is included in the federal income tax return of Holdco's members. Therefore, no liability for income taxes has been included in the statement of financial condition.

(8) Financial Instruments with off-balance sheet Risk and Concentrations of Credit Risk

Credit risk represents the loss that the Company would incur if a counterparty (including other broker-dealers, and depositories/banks or an issuer of securities) failed to perform under its contractual obligations. The Company monitors exposure to credit risk. The Company's exposure associated with counterparty nonperformance on such financial instruments as of December 31, 2025, is limited to the amounts reflected on the statement of financial condition.

(9) Commitment and Contingencies

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to and investigated by regulators e.g., the SEC or FINRA ("Financial Industry Regulatory Authority") may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2025, management is not aware of any commitments or contingencies that may have a material impact on the statement of financial condition.

(10) Subsequent Events

Management of the Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date the statement of financial condition was issued. Based upon this evaluation, it was determined that the only subsequent event requiring disclosure in the statement of financial condition is as follows:

In February 2026, Holdco made a capital contribution to the Company in the amount of $1,000,000.